Atlassian Co-CEOs Adopt New 10b5-1 Trading Plans
TEAM, Anywhere / SAN FRANCISCO (May 27, 2022) — Atlassian Corporation Plc (NASDAQ: TEAM), a leading provider of team collaboration and productivity software, today announced that Scott Farquhar and Mike Cannon-Brookes, co-CEOs, co-founders and directors of Atlassian, each adopted new stock trading plans in February 2022 in accordance with guidelines specified under Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended, and the policies of Atlassian regarding stock transactions.
These pre-arranged trading plans were adopted in order to allow Mr. Farquhar and Mr. Cannon-Brookes to sell a portion of their Atlassian stock over time as part of their long-term strategies for individual asset diversification and liquidity. Using these new trading plans, Mr. Farquhar and Mr. Cannon-Brookes will spread their stock trades out over a period of a year from the time their current trading plans expire in June 2022 to reduce market impact on any given day. All sales of shares under Mr. Farquhar’s and Mr. Cannon-Brookes’ trading plans are subject to volume limitations, pursuant to Rule 144, which limits the amount of shares that can be sold in any three-month period.
In the aggregate, Mr. Farquhar and Mr. Cannon-Brookes currently hold approximately 109.44 million Class B ordinary shares and 381,836 Class A ordinary shares, which represent approximately 43.08% of Atlassian’s outstanding Class B and Class A ordinary shares, taken together, and approximately 87.91% of the voting power. Under the terms of the new trading plans, Mr. Farquhar and Mr. Cannon-Brookes each intends to sell up to approximately 2.16 million Class B ordinary shares (with such shares converting into Class A ordinary shares prior to sale). If Mr. Farquhar and Mr. Cannon-Brookes complete all the planned sales under their current and new trading plans, they would continue to collectively own approximately 105.40 million Class B ordinary shares, which would represent approximately 41.35% of Atlassian’s outstanding Class B and Class A ordinary shares, taken together, and approximately 87.19% of the voting power (assuming no other issuances, repurchases, sales or conversions of Atlassian’s capital stock occur). Each Class B ordinary share is entitled to ten votes and each Class A ordinary share is entitled to one vote.
About Atlassian
Atlassian unleashes the potential of every team. Our team collaboration and productivity software helps teams organize, discuss, and complete shared work. Teams at more than 225,000 customers, across large and small organizations – including Bank of America, Redfin, NASA, Verizon and Dropbox - use Atlassian’s project tracking, content creation and sharing, and service management products to work better together and deliver quality results on time. Learn more about our products, including Jira Software, Confluence, Jira Service Management, Trello, Bitbucket, and Jira Align at https://atlassian.com/.
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